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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 24, 2004

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    -----------------------------------
    Name   Mark Laurie
    Title: Company Secretary

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                           [LIHIR GOLD LIMITED LOGO]

LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSoX - LHG

DATE: 24 FEBRUARY 2004

                     INCREASE IN GOLD RESOURCE AND RESERVES

     - TOTAL RESERVES INCREASE BY 4.4 MILLION OUNCES (+27.5%) TO 20.4 MILLION OUNCES.

     -   TOTAL RESOURCE INCREASE BY 3.6 MILLION OUNCES (+9%) TO 44.7 MILLION
         OUNCES.

     -   KAPIT DEPOSIT INCLUDED IN RESERVES FOR THE FIRST TIME.

Since the last reserve release in January 2003, substantial diamond drilling has been carried out in the Kapit zone (52 holes) and in the western half of the Lienetz zone (17 holes), resulting in the addition of over 33 kilometres of new drilling information to the database.

As previously reported, significant new high-grade mineralisation has been encountered in the Kapit area. The evaluation programme completed in 2003 has grid drilled this target to a sufficient level to allow mining studies to be carried out. In addition to the resource diamond drilling, a specific geotechnical drill hole and test work programme was completed to determine appropriate geotechnical, geothermal and dewatering considerations for mine development.

Based on the additional data generated, appropriate mining, geotechnical, geothermal and modelling studies have been carried out. In addition, site reviews of mining and processing costs have been completed and included in new optimised pit designs. This has allowed the Kapit deposit to be included in reserves for the first time. The significant reserve increase draws on the resource additions reported in January 2003, and on the results of the drill programme during the past year.

The development of the Kapit deposit will require the construction of a sea retaining wall and coffer dam in the shallows of Luise harbour, immediately north of the harbour stockpile area. The company has a significant existing database of harbour floor drilling and technical studies. This database, combined with the geotechnical and engineering studies undertaken in 2003, confirms that construction of such a structure is both technically feasible and economically viable.

The ore body development (including the proposed coffer dam) lies within the company's mining lease area (SML6) and discussion with the Papua New Guinea Government has confirmed that, subject to due process, there are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the Kapit deposit.

In addition, a substantial geothermal depressurisation programme is required in the Kapit area before mining may commence. As announced with the capital raising in November 2003, Lihir Gold is investigating options for early commencement of this programme. Economic and technical studies have also taken

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account of the capital associated with the coffer dam, dewatering and depressurisation programme and associated with the relocation of the portion of the current low-grade stockpile lying over the ore zone.

On this basis, the Measured, Indicated and Inferred Mineral Resource, inclusive of the Ore Reserves, is 442.5 million tonnes (Mt) averaging 3.14 grams of gold per tonne (g Au/t) for 44.7 million ounces (M oz) of contained gold. Included within this are Proved and Probable Ore Reserves of 163.5 Mt averaging 3.88 g Au/t for 20.4 M oz of contained gold.

The following tables show the composition of Lihir Gold's 44.7M oz of resource and 20.4M oz of reserves.

IDENTIFIED MINERAL RESOURCE(1) (5) (6)(Resource includes reserves)

                                                                                 AVERAGE           CONTAINED
                                               RESOURCE          TONNES           GRADE           OUNCES(3)&(4)
                                               CATEGORY        (MILLIONS)        (G AU/T)          (MILLIONS)
                                               --------        ----------        --------         -------------
Minifie, Lienetz, Borefields,
Coastal and Kapit deposits                     Measured            36.5             2.86                3.4
                                                                  -----             ----               ----
                                               Indicated          273.1             3.49               30.7
                                                                  -----             ----               ----
                                               Inferred           132.9             2.51               10.7
                                                                  -----             ----               ----
TOTAL RESOURCE (2)                                                442.5             3.14               44.7
                                                                  -----             ----               ----

(1) Cut-off grade 1.5 g Au/t (equivalent to $400 per ounce cut-off grade).

(2) Inferred resource material falling within the planned mining pit, along with indicated material between the resource cut-off of 1.5g Au/t and the reserve cut-off of 1.7 g Au/t within the mine pit, is not included in stated resources. This identified material accounts for an additional 21.5 Mt @ 1.98 g Au/t containing 1.4 M oz

(3) Resource for the period has been depleted by mining. Substantial new resource was added in the Kapit and west Lienetz areas.

(4) The number of contained ounces does not indicate the ounces that will ultimately be recovered. The ounces ultimately recovered and available for sale depends on whether, and the degree to which, the mineral resource is converted to ore reserves and upon mining and processing efficiency.

(5) 2002 resource was 404.1 Mt at 3.16 g Au/t for 41.1 M oz Au.

(6) All $ references are to US dollars unless otherwise stated.

ORE RESERVES (1) (5) (6)

                                                                                  AVERAGE          CONTAINED
                                                RESERVE           TONNES           GRADE            OUNCES(4)
                                               CATEGORY         (MILLIONS)        (G AU/T)         (MILLIONS)
                                               --------         ----------        --------         ----------
Reserves at 31st December 2003  (2)             Proved              3.2             4.01              0.4
                                                                  -----             ----              ----
                                               Probable           127.1             4.18              17.1
                                                                  -----             ----              ----
Sub total
                                                                  -----             ----              ----
Stockpiled ore(3)                               Proved             33.2             2.75               2.9
                                                                  -----             ----              ----
TOTAL RESERVES                                                    163.5             3.88              20.4
                                                                  -----             ----              ----

(1) Reserve tonnages have been depleted during 2003 by mining activity. Reserves quoted are those remaining below the mining surface as at 31 December 2003, within a revised ultimate pit design (January 2004), based on the December 2003 revised resource model.

(2) Cut-off grade for the reserve is 1.7 g Au.

(3) Stockpiled ore totals reflect ore above cut-off currently on stockpile at 31 December 2003.

(4) The reserves reflect an assumed life-of-mine gold price of $340 per ounce. The number of contained ounces does not indicate the ounces that will ultimately be recovered. The Company currently estimates an overall recovery of 18.3 million ounces of gold from the 20.4 million contained ounces.

(5) 2002 reserve was 143.0 Mt at 3.63 g Au/t for 16.7 M oz Au ($305 per oz).

(6) All $ references are to US dollars unless otherwise stated.

Lihir Gold has used a long-term gold price assumption for grade cut-off and pit design purposes of US$340 per ounce. This also represents the approximate mid-point of U.S. gold producer assumptions.

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To understand the potential impact of a change to the long-term gold price assumption, a reserve sensitivity case at US$300(1)per ounce reduces the reserve by 15 percent (%) to 17.3 M oz contained gold. A gold price assumption of US$400(1)per ounce would increase the reserve by 30 percent (%) to 26.5 M oz contained gold. It should be noted that the changes in reserve ounces from the sensitivity cases generally involve the inclusion or exclusion of lower grade ores. The average incremental grade change of the material movement associated with the US$300 case is 2.7 g Au/t, and with the US$400 case is 2.6 g Au/t.

(1) Both alternate cases based on optimal scheduled pit shells at the chosen metal price.

COMPARISONS

Comparison of the December 2003 position with the December 2002 model and pit shows an increase in reserves of 4.4 M oz (27.5%), excluding depletion during 2003, or 3.7 M oz (22%) net of depletion over the same period.

RESERVE COMPARISON (1)

                              END-DECEMBER 2002             END-DECEMBER 2003              END-DECEMBER 2003
                                  2002 MODEL                    2002 MODEL                       MODEL
                          -------------------------     -------------------------     -------------------------
   RESERVES                 Mt      g Au/t     M oz      Mt       g Au/t     M oz       Mt       g Au/t    M oz
-------------             -----     ------     ----     -----     ------     ----     -----      ------    ----
In pit ore                117.2      3.80      14.3     105.9      3.85      13.1     130.3       4.17     17.5

Stockpile ore              25.8      2.86       2.4      33.2      2.75       2.9      33.2       2.75      2.9
                          -----      ----      ----     -----      ----      ----     -----       ----     ----
TOTAL RESERVE             143.0      3.63      16.7     139.1      3.58      16.0     163.5       3.88     20.4
                          =====      ====      ====     =====      ====      ====     =====       ====     ====

(1) Gold price for 2002 model was $305 per ounce, and for 2004 is $340 per ounce.

The increase in reserves ounces and average grade is due to the inclusion of high-grade ore from the Kapit pit, which contains a total of 25 Mt of ore at an average grade of 5.3 g Au/t, and accounts for the majority of year-on-year change in the above tables.

FURTHER DEVELOPMENTS

The large increase to the reserve base included in this statement results from the inclusion of the Kapit deposit into the mine plan for the first time. This Kapit deposit has been clearly defined to the west and south. Although substantially defined, Kapit remains open to the north, and along the east flank adjacent to Luise Harbour. Further drilling on the northern flank is scheduled for 2004, to convert inferred resource currently on the margins of the mine design.

The drilling programme for 2004 will look to continue appropriate infill and geotechnical work in the Lienetz and Kapit areas, with an increasing emphasis on improved ore definition for scheduling optimisation.

The increase in reserves has given further impetus to examination of processing options, which may in turn lead to lower operating costs and ultimately further resource conversion.

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                                     [MAP]

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The information in this report relating to Mineral Resources or Ore Reserves is based on information compiled by Steve Hunt, who is a member of the Australian Institute of Geoscientists. Since leaving the Company's employ in December 2003, Mr Hunt has been employed by Rio Tinto Technical Services and acts as a consultant to the Company. He has sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and to the activity that he is undertaking, to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Hunt consents to the inclusion in this report of the matters contained herein, based on that compiled information, in the form and context in which it appears.

FOR FURTHER INFORMATION:
MARK LAURIE
MANAGER CORPORATE, INVESTOR RELATIONS & COMPANY SECRETARY
LIHIR GOLD LTD

TEL: (+675) 986 5576  E-MAIL: MARK.LAURIE@LIHIR.COM.PG WEBSITE: WWW.LIHIR.COM.PG
     (+617) 3229 5483

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